UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

FEG ABSOLUTE ACCESS FUND LLC
(Name of Subject Company (Issuer))

FEG ABSOLUTE ACCESS FUND LLC
 (Name of Filing Person(s) (Issuer))

LIMITED LIABILITY COMPANY INTERESTS
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Ryan Wheeler
FEG Absolute Access Fund LLC
201 East Fifth Street, Suite 1600
Cincinnati, OH 45202
888-268-0333
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:
Joshua B. Deringer, Esq.
Drinker Biddle & Reath LLP
One Logan Square, Ste. 2000
Philadelphia, PA 19103-6996
(215) 988-2700

September 29, 2010
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	$5,000,000 (approximately 5% of 7/31 NAV) (a)	Amount of Filing Fee:	$356.50(b)

(a)           Calculated as the aggregate maximum value of Interests being purchased.

(b)           Calculated at $71.30 per $1,000,000 of the Transaction Valuation.

☐           Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: _____________________________________________

Form or Registration No.: _____________________________________________

Filing Party: _______________________________________________________

Date Filed: ________________________________________________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 1.	SUMMARY TERM SHEET.

•
FEG Absolute Access Fund LLC (the “Fund”) is offering to purchase Interests (as defined below) in the Fund (the “Offer”) in an amount up to $5,000,000 of the net assets of the Fund from members of the Fund (the “Members”) at their net asset value (that is, the value of the Fund’s total assets minus its total liabilities, including accrued fees and expenses, multiplied by the proportionate interest in the Fund a Member desires to tender, after giving effect to all allocations) calculated as of the Repurchase Date (as defined below).  As used in this Schedule TO, the term “Interest” or “Interests” refers to the limited liability company interests in the Fund or portions of interests that constitute the class of security that is the subject of the Offer, and includes all or any portion of a Member’s Interest as the context requires.  Members that desire to tender an Interest for purchase must do so by 12:00 midnight, Eastern Standard Time on October 27, 2010 (the “Initial Notice Due Date”), subject to any extension of the Offer made in the absolute discretion of the Fund’s Board of Directors.  The later of the Initial Notice Due Date or the latest time and date that the Fund designates as the deadline and expiration date for Members to tender an Interest for purchase is called the “Notice Due Date,” and is the date upon which the Offer expires.  The net asset value of Interests will be calculated for this purpose as of December 31, 2010, or at a later date determined by the Fund if the Offer is extended (in each case, the “Repurchase Date”).

•
The Fund reserves the right to adjust the Repurchase Date to correspond with any extension of the Offer.  The Fund will review the net asset value calculation of the Interests during the Fund’s audit for the fiscal year ending on or after the Repurchase Date, which the Fund expects will be completed within 60 days of the fiscal year-end, and that net asset value will be used to determine the final amount paid for tendered Interests.  Since the Fund’s fiscal year end is March 31, 2011, the Fund expects that the audit will be completed by the end of May 2011.

•
A Member may tender its entire Interest or a portion of its Interest; however, a Member who tenders only a portion of its Interest shall be required to maintain a capital account balance at least equal to $250,000. See Item 4(a)(1)(ii).

•
Partial Interests will be repurchased on a “first in-first out” basis (i.e., the portion of the Interest repurchased will be deemed to have been taken from the earliest capital contribution made by such Member (adjusted for subsequent appreciation and depreciation) until that capital contribution is decreased to zero, and then from each subsequent capital contribution made by such Member (as adjusted) until such capital contribution is decreased to zero).

•
For Members tendering all of their Interests in the Fund, Interests will be valued for purposes of determining their repurchase price as of the Repurchase Date.  The amount that a Member who is tendering all of its Interest in the Fund may expect to receive on the repurchase of such Member’s Interest will be the value of the Member’s capital account determined on the Repurchase Date, and the Fund will generally not make any adjustments for final valuations based on adjustments received from the Portfolio Funds.  Members who tender a portion of their Interest in the Fund (defined as a specific dollar value in their repurchase request), and which portion is accepted for repurchase by the Fund, will receive such specified dollar amount.

•
Within five days of the Notice Due Date, each Member whose Interest has been accepted for repurchase will be given a non-interest bearing, non-transferable promissory note by the Fund entitling the Member to be paid an amount equal to 100% of the unaudited net asset value of such Member’s capital account (or portion thereof) being repurchased, determined as of the Repurchase Date (after giving effect to all allocations to be made as of that date to such Member’s capital account).  The note will entitle the Member to be paid within 30 days after the Repurchase Date, or ten business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from the Portfolio Funds, whichever is later (either such date, a “Payment Date”).  Notwithstanding the foregoing, if a Member has requested the repurchase of 90% or more of the Interest held by such Member, such Member shall receive (i) a non-interest bearing, non-transferable promissory note, which need not bear interest, in an amount equal to 90% of the estimated unaudited net asset value of such Member’s capital account (or portion thereof) being repurchased, determined as of the Repurchase Date (after giving effect to all allocations to be made as of that date to such Member’s capital account) (the “Initial Payment”), which will be paid on or prior to the Payment Date; and (ii) a promissory note entitling the holder thereof to the balance of the proceeds, to be paid within 30 days following the completion of the Fund’s next annual audit (the “Post-Audit Payment”), which is expected to be completed within 60 days after the end of the Fund’s fiscal year.

•
In the event that a Member requests a repurchase of a capital account amount that had been contributed to the Fund within 18 months of the date of the most recent repurchase offer, the Board of Directors may require payment of a repurchase fee payable to the Fund in an amount equal to 5% of the repurchase price, which fee is intended to compensate the Fund for expenses related to such repurchase.  Contributions shall be treated on a “first-in, first-out basis.”  Otherwise, the Fund does not intend to impose any charges on the repurchase of Interests.

•
The Offer is being made to all Members of the Fund and is not conditioned on any minimum amount of Interests being tendered.  If the Fund accepts the tender of the Member’s Interest, the Fund will make payment for Interests it purchases from one or more of the following sources:  cash on hand, proceeds from the sale of securities held by the Fund, withdrawal proceeds from investment funds in which the Fund invests, or borrowings. The purchase amount will be paid entirely in cash.  See Item 4(a)(1)(ii).

•
Members that desire to tender an Interest for purchase must do so by 12:00 midnight, Eastern Standard Time, on  October 27, 2010 (or if the Offer is extended, by any later Notice Due Date), at which time the Offer is scheduled to expire.  Until the Notice Due Date, Members have the right to change their minds and withdraw any tenders of their Interests.  Interests withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described herein.  If the Fund has not yet accepted a Member’s tender of an Interest on or prior to November 29, 2010 (i.e., the date 40 business days from the commencement of the Offer), a Member will also have the right to withdraw its tender of its Interest after such date. See Item 4(a)(1)(vi).

•
If a Member would like the Fund to purchase its entire Interest or any portion of its Interest, it should complete, sign and either (i) mail (via certified mail, return receipt requested) or otherwise deliver a Letter of Transmittal to FEG Absolute Access Fund LLC, c/o UMB Fund Services, Inc. at 803 W. Michigan Street, Milwaukee, Wisconsin 53233, Attention: Tender Offer Administrator; or (ii) fax it to UMBFS at (610) 566-2439, Attention: Tender Offer Administrator, so that it is received before 12:00 midnight, Eastern Standard Time, on October 27, 2010.  IF THE MEMBER CHOOSES TO FAX THE LETTER OF TRANSMITTAL, IT MUST MAIL THE ORIGINAL LETTER OF TRANSMITTAL TO UMBFS PROMPTLY AFTER IT IS FAXED (ALTHOUGH THE ORIGINAL, IF FAXED, DOES NOT HAVE TO BE RECEIVED BY MAIL BEFORE 12:00 MIDNIGHT, EASTERN STANDARD TIME, ON OCTOBER 27, 2010).  See Item 4(a)(1)(vii).  The value of the Interests may change between July 31, 2010 (the last time prior to the date of this filing as of which net asset value was calculated) and the Repurchase Date, the date as of which the value of the Interests being purchased will be determined.  See Item 2(b).  Members desiring to obtain the estimated net asset value of their Interests, which the Fund will calculate from time to time based upon the information the Fund receives from the portfolio managers of the investment funds in which it invests, may contact UMB Fund Services, Inc. (“UMBFS”) at (610) 548-2003 or at the address listed on the first page of the Letter of Transmittal, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Standard Time).

Please note that just as each Member has the right to withdraw its tender prior to the Notice Due Date, the Fund has the right to suspend, postpone or amend the Offer at any time before the Notice Due Date.  Also realize that although the Offer is scheduled to expire on October 27, 2010, a Member that tenders its entire Interest will remain a Member of the Fund through the Repurchase Date, when the net asset value of the Member’s Interest is calculated, notwithstanding the Fund’s acceptance of the Member’s Interest for purchase.

ITEM 2.	ISSUER INFORMATION.

(a)           The name of the issuer is “FEG Absolute Access Fund LLC”. The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified management investment company, and is organized as a Delaware limited liability company.  The principal executive office of the Fund is located at 201 East Fifth Street, Suite 1600, Cincinnati, OH 45202 and its telephone number is 888-268-0333.

(b)           The title of the securities that are the subject of the Offer is “limited liability company  interests,” or portions thereof, in the Fund.  As of the close of business on July 31, 2010, the net asset value of the Fund was $87,358,903.  Subject to the conditions set out in the Offer, the Fund will purchase Interests in an amount up to $5,000,000 of the net assets of the Fund that are tendered by and not withdrawn by Members as described above in Item 1.

(c)           There is no established trading market for the Interests, and any transfer of an Interest is strictly limited by the terms of the Limited Liability Company Operating Agreement dated as of January 18, 2008 (as it may be amended, modified or otherwise supplemented from time to time, the “LLC Agreement”).

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

The name of the filing person (i.e., the Fund and the subject company) is “FEG Absolute Access Fund LLC”.  The Fund’s principal executive office is located at 201 East Fifth Street, Cincinnati, OH 45202 and the telephone number is 888-268-0333.      The investment manager of the Fund is FEG Investors, LLC (the “Adviser”).  The principal executive office of the Adviser is located at 201 East Fifth Street, Suite 1600, Cincinnati, OH 45202.  The directors on the Fund’s board of directors (the “Board of Directors”) are Christopher M. Meyer, David C. Hyland and Gregory J. Hahn.  Their address is c/o FEG Absolute Access Fund LLC at 201 East Fifth Street, Suite 1600, Cincinnati, OH 45202.

ITEM 4.	TERMS OF THE TENDER OFFER.

(a) (1) (i)          Subject to the conditions set out in the Offer, the Fund will purchase Interests in an amount up to approximately 5.00% of the net assets of the Fund that are tendered by Members by 12:00 midnight, Eastern Standard Time, on October 27, 2010 (or if the Offer is extended, by any later Notice Due Date) and not withdrawn as described in Item 4(a)(1)(vi).

(ii)           The value of the Interests tendered to the Fund for purchase will be the value of the Member's capital account (or portion thereof being repurchased) based on the net asset value as of the close of business on December 31, 2010, or, if the Offer is extended, as of any later Repurchase Date after reduction for all fees, any required tax withholding and other liabilities of the Fund to the extent accrued or attributable to the Interest or portion thereof being repurchased.  See Item 4(a)(1)(v) below.

A Member may tender its entire Interest or a portion of its Interest; however, a Member who tenders only a portion of its Interest shall be required to maintain a capital account balance at least equal to $250,000.

For Members tendering all of their Interests in the Fund, Interests will be valued for purposes of determining their repurchase price as of the Repurchase Date.  The amount that a Member who is tendering all of its Interest in the Fund may expect to receive on the repurchase of such Member’s Interest will be the value of the Member’s capital account determined on the Repurchase Date, and the Fund will generally not make any adjustments for final valuations based on adjustments received from the Portfolio Funds.  Members who tender a portion of their Interest in the Fund (defined as a specific dollar value in their repurchase request), and which portion is accepted for repurchase by the Fund, will receive such specified dollar amount.

Within five days of the Notice Due Date, each Member whose Interest has been accepted for repurchase will be given a non-interest bearing, non-transferable promissory note by the Fund entitling the Member to be paid an amount equal to 100% of the unaudited net asset value of such Member’s capital account (or portion thereof) being repurchased, determined as of the Repurchase Date (after giving effect to all allocations to be made as of that date to such Member’s capital account).  The note will entitle the Member to be paid within 30 days after the Repurchase Date, or ten business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from the Portfolio Funds, whichever is later (either such date, a “Payment Date”).  Notwithstanding the foregoing, if a Member has requested the repurchase of 90% or more of the Interest held by such Member, such Member shall receive (i) a non-interest bearing, non-transferable promissory note, which need not bear interest, in an amount equal to 90% of the estimated unaudited net asset value of such Member’s capital account (or portion thereof) being repurchased, determined as of the Repurchase Date (after giving effect to all allocations to be made as of that date to such Member’s capital account) (the “Initial Payment”), which will be paid on or prior to the Payment Date; and (ii) a promissory note entitling the holder thereof to the balance of the proceeds, to be paid within 30 days following the completion of the Fund’s next annual audit (the “Post-Audit Payment”), which is expected to be completed within 60 days after the end of the Fund’s fiscal year.

In the event that a Member requests a repurchase of a capital account amount that had been contributed to the Fund within 18 months of the date of the most recent repurchase offer, the Board of Directors may require payment of a repurchase fee payable to the Fund in an amount equal to 5% of the repurchase price, which fee is intended to compensate the Fund for expenses related to such repurchase.  Contributions shall be treated on a “first-in, first-out basis.”  Otherwise, the Fund does not intend to impose any charges on the repurchase of Interests.

The purchase amount will be paid entirely in cash.

(iii)           The Offer is scheduled to expire at 12:00 midnight, Eastern Standard Time, on October 27, 2010.  Members that desire to tender an Interest for purchase must do so by that time, unless the Offer is extended in the absolute discretion of the Board of Directors.

(iv)           Not applicable.

(v)           At the absolute discretion of the Board of Directors, the Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is open by notifying Members of such extension.  If the Fund elects to extend the tender period, the net asset value of the Interests tendered for purchase will be determined at the close of business on a day determined by the Fund and notified to the Members.  During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer.  At the absolute discretion of the Board of Directors, the Fund also reserves the right, at any time and from time to time, up to and including the Notice Due Date, to: (a) suspend or postpone the Offer in the circumstances set out in Section 8 of the Offer to Purchase dated September 29, 2010, and, in the event of such suspension or postponement, not to purchase or pay for any Interests tendered pursuant to the Offer; and (b) amend the Offer.  If the Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify the Members.

(vi)           Until the Notice Due Date, Members have the right to change their minds and withdraw any tenders of their Interests.  Interests withdrawn may be re-tendered, however, provided that such tenders are made before 12:00 midnight, Eastern Standard Time, October 27, 2010 (or, if the Offer is extended, by any later Notice Due Date) by following the tender procedures described herein.  Pursuant to Rule 13e-4(f)(2)(ii) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), if the Fund has not yet accepted a Member’s tender of an Interest on or prior to November 29, 2010 (i.e., the date 40 business days from the commencement of the Offer), a Member will also have the right to withdraw its tender of its Interest after such date.

(vii)           Members wishing to tender Interests pursuant to the Offer should send or deliver a completed and executed Letter of Transmittal to UMBFS to the attention of the Tender Offer Administrator, at the address set out on the first page of the Letter of Transmittal, or fax a completed and executed Letter of Transmittal to UMBFS, also to the attention of the Tender Offer Administrator, at the fax number set out on the first page of the Letter of Transmittal.  The completed and executed Letter of Transmittal must be received by UMBFS, either by mail or by fax, no later than 12:00 midnight, Eastern Standard Time, on October 27, 2010 (or if the Offer is extended, by any later Notice Due Date).  The Fund recommends that all documents be submitted to UMBFS by certified mail, return receipt requested, or by facsimile transmission.  A Member choosing to fax a Letter of Transmittal to UMBFS must also send or deliver the original completed and executed Letter of Transmittal to UMBFS promptly thereafter.

Any Member tendering an Interest pursuant to the Offer may withdraw its tender as described above in Item 4(a)(1)(vi).  To be effective, any notice of withdrawal must be timely received by UMBFS at the address or fax number set out on the first page of the Letter of Transmittal.  A tender of Interests properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer.  Interests withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described above.

(viii)           For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Interests that are tendered if and when it gives written notice to the tendering Member of its election to purchase such Interest.

(ix)           If Interests in excess of approximately 5.00% of the net assets of the Fund are duly tendered to the Fund prior to the Notice Due Date and not withdrawn prior to the Notice Due Date, the Fund will in its sole discretion either:  (a) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(3) under the Exchange Act; (b) extend the Offer, if necessary, and increase the amount of Interests that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer; or (c) accept Interests tendered before the Notice Due Date and not withdrawn prior to the Notice Due Date for payment on a pro rata basis, disregarding fractions, according to the portion of the Interests requested by each Member to be repurchased as of the Notice Due Date.  The Offer may be extended, amended, suspended or postponed in various other circumstances described in Item 4(a)(1)(v) above.

(x)           The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Members that do not tender Interests.  Members that retain their Interests may be subject to increased risks that may possibly result from the reduction in the Fund’s aggregate assets resulting from payment for the Interests tendered.  These risks include the potential for greater volatility due to decreased diversification.  The Fund believes, however, that this result is unlikely given the nature of the Fund’s investment program.  A reduction in the aggregate assets of the Fund may result in Members that do not tender Interests bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline.  These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made by new and existing Members from time to time.  Payment for Interests purchased pursuant to the Offer may also require the Fund to liquidate portfolio holdings earlier than the Fund’s Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses or increased investment related expenses.

(xi)           Not applicable.

(xii)           The following discussion is a general summary of the federal income tax consequences of the purchase of Interests by the Fund for cash pursuant to the Offer.  Members should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Interests by the Fund pursuant to the Offer.

A Member who sells all or part of the Member's Interest to the Fund will generally recognize income or gain only to the extent the amount of cash received by the Member exceeds the Member's adjusted tax basis in the Member's entire Interest at that time.  The Member's adjusted tax basis in the Member's Interest will be reduced by the amount of any cash received by the Member from the Fund, and any excess of that cash over that basis will generally constitute capital gain for the Member.  It is possible, however, that Members might recognize some ordinary income by reason of the sale, under certain technical rules that apply to the extent a member disposes of the member's share of "unrealized receivables" of a limited liability company (as defined in Internal Revenue Code section 751).  No loss will be recognized by a Member on such a sale to the Fund, except that a Member who sells the Member's entire Interest to the Fund may recognize a capital loss at the time of the determination of the Post-Audit Payment to the extent the aggregate cash received, and to be received, by the Member is less than the Member's adjusted tax basis in the Interest.

(2)	Not applicable.

(b)           Any Interests to be purchased from any officer, manager or affiliate of the Fund will be on the same terms and conditions as any other purchase of Interests.

ITEM 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The Fund’s registration statement on Form N-2, filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 16, 2010 (as it may be amended, modified or otherwise supplemented from time to time, the “Registration Statement”), and the LLC Agreement, each of which was provided to each Member in advance of subscribing for Interests, provide that the Board of Directors has the discretion to determine whether the Fund will purchase Interests from Members from time to time pursuant to written tenders, and that one of the factors the Board of Directors will consider in making such determination is the recommendations of the Adviser.  The Registration Statement also states that the Adviser anticipates recommending to the Board of Directors that the Fund offer to repurchase Interests from Members twice a year.  The Fund registered with the SEC on August 16, 2010 and has not previously made offers to purchase Interests from Members as a registered fund.

The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Offer (whether or not legally enforceable) between:  (i) the Fund, the Adviser or members of the Board of Directors or any person controlling the Fund, the Adviser or Board of Directors; and (ii) any other person, with respect to the Interests.

ITEM 6.	PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS.

(a)           The purpose of the Offer is to provide liquidity to Members that hold Interests, as contemplated by and in accordance with the procedures set out in the Registration Statement and the LLC Agreement.

(b)           Interests that are tendered to the Fund in connection with the Offer will be retired, although the Fund may issue Interests from time to time in transactions not involving any public offering, conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended, in accordance with the LLC Agreement.  The Fund currently expects that it will accept subscriptions for Interests as of the first day of each month, but is under no obligation to do so, and may do so more frequently as determined by the Board of Directors.

(c)           None of the Fund, the Adviser or the Board of Directors or any person controlling the Fund, the Adviser or Board of Directors has any plans or proposals that relate to or would result in: (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (2) any purchase, sale or transfer of a material amount of assets of the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the present Board of Directors or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of members of the Board of Directors, or to fill any existing vacancy on the Board of Directors or to change any material term of the employment contract of any executive officer; (5) any other material change in the Fund’s corporate structure or business, including any plans or proposals to make any changes in its investment policies, for which a vote would be required by Section 13 of the 1940 Act; (6) the acquisition by any person of additional Interests (other than the Fund’s intention to accept subscriptions for Interests on the first day of each month and from time to time in the discretion of the Board of Directors), or the disposition of Interests (other than through periodic purchase offers, including the Offer); or (7) any changes in the LLC Agreement or other governing instruments or other actions that could impede the acquisition of control of the Fund.  Because Interests are not traded in any market, Subsections (6), (7) and (8) of Regulation M-A ss. 229.1006(c) are not applicable to the Fund.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)           The Fund expects that the amount offered for the purchase of Interests pursuant to the Offer, which will not exceed approximately 5.00% of the net assets of the Fund (unless the Fund elects to purchase a greater amount as described in Item 4(a)(1)(ix)), will be paid from one or more of the following sources:  cash on hand, proceeds from the sale of securities held by the Fund, withdrawal proceeds from investment funds in which the Fund invests, or borrowings (as described in paragraph (d) below).  Upon its acceptance of tendered Interests for repurchase, the Fund will maintain daily, as an entry on its books, a distinct account consisting of (1) cash, (2) liquid securities, or (3) interests in specific investment funds in which the Fund invests (or any combination of them), in an amount equal to the aggregate estimated unpaid dollar amount of any Interests tendered.

(b)           There are no material conditions to the financing of the transaction.  There are currently no alternative financing plans or arrangements for the transaction.

(c)           Not applicable.

(d)           None of the Fund, the Adviser or the Board of Directors or any person controlling the Fund, the Adviser or Board of Directors has determined at this time to borrow funds to purchase Interests tendered in connection with the Offer.  Depending on the dollar amount of Interests tendered and prevailing general economic and market conditions; the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase amount for Interests, subject to compliance with applicable law.  The Fund expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Fund by existing or new Members, from withdrawals of its capital from the investment funds in which it invests, or from proceeds of the sale of securities and portfolio assets held by the Fund.

ITEM 8.	INTEREST IN SECURITIES OF THE ISSUER.

(a)           Not applicable.

(b)           Other than the acceptance of subscriptions as of September 1, 2010, there have been no transactions involving Interests that were effected during the past 60 days by the Fund, the Adviser, any member of the Board of Directors or any person controlling the Fund, the Adviser or Board of Directors.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

No persons have been directly or indirectly employed or retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10.	FINANCIAL STATEMENTS.

(a)           (1)           The Fund commenced operations on April 1, 2008.  Prior to August 16, 2010, the Fund was not registered as an investment company, and consequently was not required to file financial statements.

(2)           The Fund is not required to and does not file quarterly unaudited financial statements under the Exchange Act.  The Fund does not have shares, and consequently does not have earnings per share information.

(3)           Not applicable.

(4)           The Fund does not have shares, and consequently does not have book value per share information.

(b)           The Fund’s assets will be reduced by the amount of the tendered Interests that are purchased by the Fund.  Thus, income relative to assets may be affected by the Offer.  The Fund does not have shares and consequently does not have earnings or book value per share information.

ITEM 11.	ADDITIONAL INFORMATION.

(a)           (1)           None.

(2)           None.

(3)           Not applicable.

(4)           Not applicable.

(5)           None.

(b)           None.

ITEM 12.	EXHIBITS.

Reference is hereby made to the following exhibits, which collectively constitute the Offer to Members and are incorporated herein by reference:

A.	Cover Letter to Offer to Purchase and Letter of Transmittal.

B.	Offer to Purchase.

C.	Form of Letter of Transmittal.

D.	Form of Notice of Withdrawal of Tender.

E.	Forms of Letters from the Fund to Members in connection with the Fund’s acceptance of tenders of Interests.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

FEG ABSOLUTE ACCESS FUND LLC

By:  /s/ Christopher M. Meyer
Name:  Christopher M. Meyer
Title:   President

September 29, 2010

EXHIBIT INDEX

EXHIBITS

A	Cover Letter to Offer to Purchase and Letter of Transmittal.

B	Offer to Purchase.

C	Form of Letter of Transmittal.

D	Form of Notice of Withdrawal of Tender.

E	Forms of Letters from the Fund to Members in connection with the Fund’s acceptance of tenders of Interests.

EXHIBIT A

COVER LETTER TO OFFER TO PURCHASE AND LETTER OF TRANSMITTAL

IF YOU DO NOT WANT TO SELL YOUR LIMITED LIABILITY COMPANY INTERESTS AT THIS TIME, PLEASE DISREGARD THIS NOTICE.  THIS IS SOLELY NOTIFICATION OF THE FUND’S TENDER OFFER.

September 29, 2010

Dear FEG Absolute Access Fund LLC Member:

We are writing to inform you of important dates relating to a tender offer by FEG Absolute Access Fund LLC (the “Fund”).  If you are not interested in having the Fund repurchase your limited liability company interest or a portion of your interest in the Fund (“Interest”) valued as of December 31, 2010, please disregard this notice and take no action.

The tender offer period will begin on September 29, 2010 and will end at 12:00 midnight, Eastern Standard Time, on October 27, 2010, at which point the tender offer will expire. The purpose of the tender offer is to provide liquidity to Members of the Fund that hold Interests.  Interests may be presented to the Fund for purchase only by tendering them during one of the Fund’s announced tender offers.

Should you wish to tender your Interest or a portion of your Interest for purchase by the Fund during this tender offer period, please complete and return the enclosed Letter of Transmittal so that it is received by UMB Fund Services, Inc. (“UMBFS”) no later than October 27, 2010.  If you do not wish to have all or any portion of your Interest repurchased, simply disregard this notice.  NO ACTION IS REQUIRED IF YOU DO NOT WISH TO HAVE ANY PORTION OF YOUR INTEREST REPURCHASED.

If you would like to tender your Interest, you should complete, sign and either (i) mail (via certified mail, return receipt requested) or otherwise deliver the Letter of Transmittal to FEG Absolute Access Fund LLC, c/o UMB Fund Services, Inc. at 803 W. Michigan Street, Milwaukee, Wisconsin 53233, Attention: Tender Offer Administrator; or (ii) fax it to UMBFS at (610) 566-2439, Attention: Tender Offer Administrator (if by fax, please deliver an original, executed copy promptly thereafter), so that it is received before 12:00 midnight, Eastern Standard Time, on October 27, 2010.

If you have any questions, please refer to the enclosed Offer to Purchase document, which contains additional important information about the tender offer, or call the Tender Offer Administrator at UMBFS at (610) 548-2003.

Sincerely,

FEG Absolute Access Fund LLC

EXHIBIT B

OFFER TO PURCHASE

FEG ABSOLUTE ACCESS FUND LLC
201 East Fifth Street, Suite 1600
Cincinnati, OH 45202

OFFER TO PURCHASE INTERESTS
DATED SEPTEMBER 29, 2010

LETTERS OF TRANSMITTAL MUST BE
RECEIVED BY UMB FUND SERVICES, INC.
BY OCTOBER 27, 2010.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
12:00 MIDNIGHT, EASTERN STANDARD TIME, ON OCTOBER 27, 2010,
UNLESS THE OFFER IS EXTENDED

To the Members of
FEG Absolute Access Fund LLC:

FEG Absolute Access Fund LLC, a closed-end, non-diversified management investment company organized as a Delaware limited liability company (the “Fund”), is offering to purchase for cash on the terms and conditions set out in this offer to purchase (this “Offer to Purchase”) and the related Letter of Transmittal (which, together with this Offer to Purchase, constitutes the “Offer”) an amount of Interests (as defined below) or portions of Interests up to approximately 5.00% of the net assets of the Fund.  The Offer is being made pursuant to tenders by members of the Fund (“Members”) at a price equal to the net asset value of the tendered Interests as of December 31, 2010 (or at a later date determined by the Fund if the Offer is extended) (in each case, the “Repurchase Date”).  As used in the Offer, the term “Interest” or “Interests” refers to the limited liability company interests in the Fund representing beneficial interests in the Fund, and includes all or any portion of a Member’s Interest as the context requires.  Members that desire to tender an Interest for purchase must do so by 12:00 midnight, Eastern Standard Time on October 27, 2010 (the “Initial Notice Due Date”), subject to any extension of the Offer made in the absolute discretion of the Fund’s Board of Directors.  The later of the Initial Notice Due Date or the latest time and date that the Fund designates as the deadline for Members to tender an Interest for purchase is called the “Notice Due Date” and is the date upon which the Offer expires.  If the Fund elects to extend the tender period, the net asset value of the Interests tendered for purchase will be determined at the close of business on a day determined by the Fund and notified to the Members.  The Offer is being made to all Members and is not conditioned on any minimum amount of Interests being tendered, but is subject to certain conditions described below.  Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund’s Limited Liability Company Operating Agreement dated as of January 18, 2008 (as it may be amended, modified or otherwise supplemented from time to time, the “LLC Agreement”).

Members should realize that the value of the Interests tendered in the Offer likely will change between July 31, 2010 (the last time net asset value was calculated) and the Repurchase Date when the value of the Interests tendered to the Fund for purchase will be determined.  Members tendering their Interest should also note that they will remain Members in the Fund, with respect to the Interest tendered and accepted for purchase by the Fund, through the Repurchase Date, when the net asset value of their Interest is calculated.  Any tendering Members that wish to obtain the estimated net asset value of their Interests should contact the Tender Offer Administrator at UMB Fund Services, Inc., the Fund’s Administrator, at (610) 548-2003 or at FEG Absolute Access Fund LLC, c/o UMB Fund Services, Inc. at 803 W. Michigan Street, Milwaukee, Wisconsin 53233, Attention:  Tender Offer Administrator, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Standard Time).

Members desiring to tender all or any portion of their Interest in accordance with the terms of the Offer should complete and sign the enclosed Letter of Transmittal and send or deliver it to UMB Fund Services, Inc. in the manner set out below.

Important

None of the Fund, FEG Investors, LLC (the “Adviser”), or the Fund’s Board of Directors makes any recommendation to any Member whether to tender or refrain from tendering Interests.  Members must make their own decisions whether to tender Interests, and, if they choose to do so, the portion of their Interests to tender.

Because each Member’s investment decision is a personal one, based on financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether Members should tender Interests pursuant to the Offer.  No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal.  If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund, the Fund’s Adviser, or its Board of Directors.

This transaction has not been approved or disapproved by the Securities and Exchange Commission nor has the Securities and Exchange Commission or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document.  Any representation to the contrary is unlawful.

Questions and requests for assistance and requests for additional copies of the Offer may be directed to:

FEG Absolute Access Fund LLC
c/o UMB Fund Services, Inc.
803 W. Michigan Street
Milwaukee, WI 53233

Attention:  Tender Offer Administrator
Phone:  (610) 548-6003
Fax:  (610) 566-2439

(ii)

TABLE OF CONTENTS

1.	Summary Term Sheet	1
2.	Background and Purpose of the Offer	2
3.	Offer to Purchase and Price	3
4.	Amount of Tender	4
5.	Procedure for Tenders	4
6.	Withdrawal Rights	5
7.	Purchases and Payment	5
8.	Certain Conditions of the Offer	6
9.	Certain Information About the Fund	7
10.	Certain Federal Income Tax Consequences	7
11.	Miscellaneous	7

(iii)

1.           SUMMARY TERM SHEET

This Summary Term Sheet highlights certain information concerning the Offer.  To understand the Offer fully and for a more complete discussion of the terms and conditions of the Offer, please read carefully this entire Offer to Purchase and the related Letter of Transmittal.  Section references are to this Offer to Purchase.

•
The Fund (referred to as “we” or the “Fund” in this Summary Term Sheet) is offering to purchase Interests in an amount up to approximately 5.00% of the net assets of the Fund.  We will purchase your Interests at their net asset value (that is, the value of the Fund’s total assets minus its total liabilities, including accrued fees and expenses, multiplied by the proportionate interest in the Fund you desire to tender, after giving effect to all allocations) calculated as of the Repurchase Date.  The net asset value of Interests will be calculated for this purpose as of December 31, 2010 or, if the Offer is extended, as of any later Repurchase Date.  The Offer will remain open until 12:00 midnight, Eastern Standard Time, on October 27, 2010 (or if the Offer is extended, until any later Notice Due Date), at which time the Offer is scheduled to expire.

•
The Fund reserves the right to adjust the Repurchase Date to correspond with any extension of the Offer.  The Fund will review the net asset value calculation of the Interests during the Fund’s audit for the fiscal year ending on March 31, 2011, which the Fund expects will be completed within 60 days of the fiscal year-end, and that net asset value will be used to determine the final amount paid for tendered Interests.  Because the Fund’s current fiscal year will end on March 31, 2011, the Fund expects that the audit will be completed by the end of May 2011.

•
A Member may tender its entire Interest or a portion of its Interest; however, a Member who tenders only a portion of its Interest shall be required to maintain a capital account balance at least equal to $250,000. See Section 4.

•
For Members tendering all of their Interests in the Fund, Interests will be valued for purposes of determining their repurchase price as of the Repurchase Date.  The amount that a Member who is tendering all of its Interest in the Fund may expect to receive on the repurchase of such Member’s Interest will be the value of the Member’s capital account determined on the Repurchase Date, and the Fund will generally not make any adjustments for final valuations based on adjustments received from the Portfolio Funds.  Members who tender a portion of their Interest in the Fund (defined as a specific dollar value in their repurchase request), and which portion is accepted for repurchase by the Fund, will receive such specified dollar amount.

•
Within five days of the Notice Due Date, each Member whose Interest has been accepted for repurchase will be given a non-interest bearing, non-transferable promissory note by the Fund entitling the Member to be paid an amount equal to 100% of the unaudited net asset value of such Member’s capital account (or portion thereof) being repurchased, determined as of the Repurchase Date (after giving effect to all allocations to be made as of that date to such Member’s capital account).  The note will entitle the Member to be paid within 30 days after the Repurchase Date, or ten business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from the Portfolio Funds, whichever is later (either such date, a “Payment Date”).  Notwithstanding the foregoing, if a Member has requested the repurchase of 90% or more of the Interest held by such Member, such Member shall receive (i) a non-interest bearing, non-transferable promissory note, which need not bear interest, in an amount equal to 90% of the estimated unaudited net asset value of such Member’s capital account (or portion thereof) being repurchased, determined as of the Repurchase Date (after giving effect to all allocations to be made as of that date to such Member’s capital account) (the “Initial Payment”), which will be paid on or prior to the Payment Date; and (ii) a promissory note entitling the holder thereof to the balance of the proceeds, to be paid within 30 days following the completion of the Fund’s next annual audit (the “Post-Audit Payment”), which is expected to be completed within 60 days after the end of the Fund’s fiscal year.

•
In the event that a Member requests a repurchase of a capital account amount that had been contributed to the Fund within 18 months of the date of the most recent repurchase offer, the Board of Directors may require payment of a repurchase fee payable to the Fund in an amount equal to 5% of the repurchase price, which fee is intended to compensate the Fund for expenses related to such repurchase.  Contributions shall be treated on a “first-in, first-out basis.”  Otherwise, the Fund does not intend to impose any charges on the repurchase of Interests.

•
If we accept the tender of your Interest, we will pay you the proceeds from one or more of the following sources:  cash on hand, proceeds from the sale of securities held by the Fund, withdrawal proceeds from investment funds in which the Fund invests, or borrowings.  The purchase amount will be paid entirely in cash.  See Section 7.

•
If you desire to tender an Interest for purchase, you must do so by 12:00 midnight, Eastern Standard Time, on October 27, 2010 (or if the Offer is extended, by any later Notice Due Date), at which time the Offer is scheduled to expire.  Until that time, you have the right to withdraw any tenders of your Interest.  Interests withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described herein.  If the Fund has not yet accepted your tender of an Interest on or prior to November 29, 2010 (i.e., the date 40 business days from the commencement of the Offer), you will also have the right to withdraw the tender of your Interest after such date.  See Section 6.

•
If you would like us to purchase your Interest, you should complete, sign and either (i) mail (via certified mail, return receipt requested) or otherwise deliver the Letter of Transmittal, enclosed with the Offer, to FEG Absolute Access Fund LLC, c/o UMB Fund Services, Inc. at 803 W. Michigan Street, Milwaukee, Wisconsin 53233, Attention: Tender Offer Administrator; or (ii) fax it to UMB Fund Services, Inc. (“UMBFS”) at (610) 566-2439, Attention: Tender Offer Administrator, so that it is received before 12:00 midnight, Eastern Standard Time, on October 27, 2010.  IF YOU CHOOSE TO FAX THE LETTER OF TRANSMITTAL, YOU MUST MAIL THE ORIGINAL LETTER OF TRANSMITTAL TO UMBFS PROMPTLY AFTER YOU FAX IT (ALTHOUGH THE ORIGINAL, IF FAXED, DOES NOT HAVE TO BE RECEIVED BY MAIL BEFORE 12:00 MIDNIGHT, EASTERN STANDARD TIME, ON OCTOBER 27, 2010).  See Section 5.  The value of your Interests may change between July 31, 2010 (the last time net asset value was calculated) and the Repurchase Date when the value of the Interests being purchased will be determined.  See Section 3.

•
As of July 31, 2010, the net asset value of the Fund was $87,358,903.  If you would like to obtain the estimated net asset value of your Interest, which we calculate from time to time, based upon the information we receive from the managers of the investment funds in which we invest, you may contact the Tender Offer Administrator at UMBFS at (610) 548-2003 or at the address listed on the cover page of the Letter of Transmittal, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Standard Time).  See Section 3.

2.           BACKGROUND AND PURPOSE OF THE OFFER.

The purpose of the Offer is to provide liquidity to the Members that hold Interests in the Fund, as contemplated by and in accordance with the procedures set out in the Fund’s registration statement on Form N-2 (as it may be amended, modified or otherwise supplemented from time to time, the “Registration Statement”) and the LLC Agreement.  The Registration Statement and the LLC Agreement provide that the board of directors of the Fund (the “Board of Directors”) has the discretion to determine whether the Fund will purchase Interests from time to time from Members pursuant to written tenders, and that one of the factors the Board of Directors will consider in making such determination is the recommendations of the Adviser.  The Registration Statement also states that the Adviser anticipates recommending to the Board of Directors that the Fund offer to repurchase Interests from Members twice a year.   The Fund registered with the SEC on August 16, 2010 and has not previously made offers to purchase Interests from Members as a registered fund.

2

Because there is no secondary trading market for Interests and transfers of Interests are prohibited without prior approval of the Adviser, the Board of Directors has determined to cause the Fund to make the Offer, after consideration of various matters, including but not limited to those set out in the Registration Statement and the LLC Agreement, including the recommendations of the Adviser.  While the Adviser intends to recommend to the Board of Directors that the Fund offer to repurchase Interests, or portions of them, twice a year, the Board of Directors is under no obligation to follow such recommendations.

The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Members that do not tender Interests.  Members that retain their Interests may be subject to increased risks due to the reduction in the Fund’s aggregate assets resulting from payment for the Interests tendered.  These risks include the potential for greater volatility due to decreased diversification.  The Fund believes, however, that this result is unlikely given the nature of the Fund’s investment program.  A reduction in the aggregate assets of the Fund may result in Members that do not tender Interests bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline.  These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made by new and existing Members from time to time.  Payment for Interests purchased pursuant to the Offer may also require the Fund to liquidate portfolio holdings earlier than the Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses or increased investment related expenses.

Interests that are tendered to the Fund in connection with the Offer will be retired, although the Fund may issue Interests from time to time in transactions not involving any public offering, conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended, in accordance with the Registration Statement.  The Fund currently expects that it will accept subscriptions for Interests as of the first day of each month, but is under no obligation to do so, and may do so more frequently as determined by the Board of Directors.

The tender of an Interest by a Member will not affect the record ownership of such Member for purposes of voting or entitlement to any distributions payable by the Fund unless and until such Interest is purchased.  You should also realize that although the Offer is scheduled to expire on October 27, 2010 (unless it is extended), you remain a Member of the Fund with respect to the Interest you tendered that is accepted for purchase by the Fund through the Repurchase Date.

3.           OFFER TO PURCHASE AND PRICE.

The Fund will, on the terms and subject to the conditions of the Offer, purchase an amount of Interests up to approximately 5.00% of the net assets of the Fund that are tendered by Members by 12:00 midnight, Eastern Standard Time, on October 27, 2010 (or if the Offer is extended, by any later Notice Due Date), and not withdrawn (as provided in Section 6 below) prior to the Notice Due Date.  The Fund reserves the right to extend, amend, suspend or postpone the Offer as described in Sections 4 and 8 below.  The value of the Interests tendered for purchase will be their value as of December 31, 2010 or, if the Offer is extended, as of any later Repurchase Date, payable as set out in Section 7.  The determination of the value of Interests as of the Repurchase Date is subject to adjustment based upon the results of the next annual audit of the Fund’s financial statements.

3

4.           AMOUNT OF TENDER.

Subject to the limitations set out below, a Member may tender its entire Interest or a portion of its Interest; however, a Member who tenders only a portion of its Interest shall be required to maintain a capital account balance at least equal to $250,000.  The Offer is being made to all Members of the Fund and is not conditioned on any minimum amount of Interests being tendered.

If the amount of Interests that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 6 below is less than or equal to approximately 5.00% of the net assets of the Fund (or such greater amount as the Fund may elect to purchase pursuant to the Offer), the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Interests so tendered unless the Fund elects to suspend, postpone or amend the Offer, as provided in Section 8 below.  If Interests in excess of approximately 5.00% of the net assets of the Fund are duly tendered to the Fund prior to the Notice Due Date and not withdrawn prior to the Notice Due Date pursuant to Section 6 below, the Fund will in its sole discretion either (a) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(3) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (b) extend the Offer, if necessary, and increase the amount of Interests that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer; or (c) accept Interests tendered prior to the Notice Due Date and not withdrawn prior to the Notice Due Date for payment on a pro rata basis, disregarding fractions, according to the portion of the Interests requested by each Member to be repurchased as of the Notice Due Date.  The Offer may be extended, amended, suspended or postponed in other circumstances described in Section 8 below.

5.           PROCEDURE FOR TENDERS.

Members wishing to tender Interests pursuant to this Offer to Purchase should send or deliver by October 27, 2010 (or if the Offer is extended, by any later Notice Due Date) a completed and executed Letter of Transmittal to UMBFS, to the attention of the Tender Offer Administrator, at the address set out on the first page of the Letter of Transmittal, or fax a completed and executed Letter of Transmittal to UMBFS, also to the attention of the Tender Offer Administrator, at the fax number set out on the first page of the Letter of Transmittal.  The completed and executed Letter of Transmittal must be received by UMBFS, either by mail or by fax, no later than 12:00 midnight, Eastern Standard Time, on October 27, 2010 (or if the Offer is extended, no later than any later Notice Due Date).

The Fund recommends that all documents be submitted to UMBFS via certified mail, return receipt requested, or by facsimile transmission.  A Member choosing to fax a Letter of Transmittal to UMBFS must also send or deliver the original completed and executed Letter of Transmittal to UMBFS promptly thereafter.  Members wishing to confirm receipt of a Letter of Transmittal may contact UMBFS at the address or telephone number set out on the first page of the Letter of Transmittal.  The method of delivery of any documents is at the election and complete risk of the Member tendering an Interest, including, but not limited to, the failure of UMBFS to receive any Letter of Transmittal or other document submitted by facsimile transmission.  All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination will be final and binding.  The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful.  The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Interest or any particular Member, and the Fund’s interpretation of the terms and conditions of the Offer will be final and binding.  Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund will determine.  Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived.  None of the Fund, the Adviser or the Board of Directors will be obligated to give notice of any defects or irregularities in tenders, nor will any of them incur any liability for failure to give such notice.

4

6.           WITHDRAWAL RIGHTS.

Until the Notice Due Date, Members have the right to change their minds and withdraw any tenders of their Interests.  Interests withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Date by following the tender procedures described in Section 5.  Pursuant to Rule 13e-4(f)(2)(ii) of the Exchange Act, if the Fund has not yet accepted a Member’s tender of an Interest on or prior to November 29, 2010 (i.e., the date 40 business days from the commencement of the Offer), a Member will also have the right to withdraw its tender of its Interest after such date.  To be effective, any notice of withdrawal must be timely received by UMBFS at the address or fax number set out on the first page of the Letter of Transmittal.  All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination will be final and binding.  A tender of Interests properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer.

7.           PURCHASES AND PAYMENT.

For purposes of the Offer, the Fund will be deemed to have accepted Interests that are tendered if and when it gives written notice to the tendering Member of its election to purchase such Interest.  As stated in Section 3 above, the amount offered for the Interests tendered by Members will be the value thereof as of December 31, 2010, or if the Offer is extended, as of any later Repurchase Date.  The value will be determined after all allocations to capital accounts of the Members required to be made by the LLC Agreement have been made, including any Repurchase Fee due to the Fund in connection with the repurchase.  The Fund will not pay interest on the purchase amount.

For Members tendering all of their Interests in the Fund, Interests will be valued for purposes of determining their repurchase price as of the Repurchase Date.  The amount that a Member who is tendering all of its Interest in the Fund may expect to receive on the repurchase of such Member’s Interest will be the value of the Member’s capital account determined on the Repurchase Date, and the Fund will generally not make any adjustments for final valuations based on adjustments received from the Portfolio Funds.  Members who tender a portion of their Interest in the Fund (defined as a specific dollar value in their repurchase request), and which portion is accepted for repurchase by the Fund, will receive such specified dollar amount.

Within five days of the Notice Due Date, each Member whose Interest has been accepted for repurchase will be given a non-interest bearing, non-transferable promissory note by the Fund entitling the Member to be paid an amount equal to 100% of the unaudited net asset value of such Member’s capital account (or portion thereof) being repurchased, determined as of the Repurchase Date (after giving effect to all allocations to be made as of that date to such Member’s capital account).  The note will entitle the Member to be paid within 30 days after the Repurchase Date, or ten business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from the Portfolio Funds, whichever is later (either such date, a “Payment Date”).  Notwithstanding the foregoing, if a Member has requested the repurchase of 90% or more of the Interest held by such Member, such Member shall receive (i) a non-interest bearing, non-transferable promissory note, which need not bear interest, in an amount equal to 90% of the estimated unaudited net asset value of such Member’s capital account (or portion thereof) being repurchased, determined as of the Repurchase Date (after giving effect to all allocations to be made as of that date to such Member’s capital account) (the “Initial Payment”), which will be paid on or prior to the Payment Date; and (ii) a promissory note entitling the holder thereof to the balance of the proceeds, to be paid within 30 days following the completion of the Fund’s next annual audit (the “Post-Audit Payment”), which is expected to be completed within 60 days after the end of the Fund’s fiscal year.

5

In the event that a Member requests a repurchase of a capital account amount that had been contributed to the Fund within 18 months of the date of the most recent repurchase offer, the Board of Directors may require payment of a repurchase fee payable to the Fund in an amount equal to 5% of the repurchase price, which fee is intended to compensate the Fund for expenses related to such repurchase.  Contributions shall be treated on a “first-in, first-out basis.”  Otherwise, the Fund does not intend to impose any charges on the repurchase of Interests.

The Fund will make payment for Interests it purchases pursuant to the Offer from one or more of the following sources: cash on hand, proceeds from the sale of securities held by the Fund, withdrawal proceeds from investment funds in which the Fund invests, or borrowings.  Upon its acceptance of tendered Interests for repurchase, the Fund will maintain daily, as an entry on its books, a distinct account consisting of (1) cash, (2) liquid securities, or (3) interests in specific investment funds in which the Fund invests (or any combination of them), in an amount equal to the aggregate estimated unpaid dollar amount of any Interests tendered.  None of the Fund, the Board of Directors, or the Adviser have determined at this time to borrow funds to purchase Interests tendered in connection with the Offer.  However, depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to fund any portion of the amount offered for the purchase of Interests, subject to compliance with applicable law, through borrowings.  The Fund expects that the repayment of any amounts so borrowed will be financed from additional funds contributed to the Fund by existing and/or new Members, withdrawal of capital from the investment funds in which it invests or from the proceeds of the sale of securities held by the Fund.

The purchase amount will be paid entirely in cash.

8.           CERTAIN CONDITIONS OF THE OFFER.

In the absolute discretion of the Board of Directors, the Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Members of such extension.  In the event that the Fund elects to extend the tender period, the net asset value of the Interests tendered for purchase will be determined as of the later Repurchase Date.  During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer.  The Fund also reserves the right at any time and from time to time up to and including acceptance of tenders pursuant to the Offer:  (a) to suspend or postpone the Offer in the circumstances set out in the following paragraph and in the event of such suspension or postponement not to purchase or pay for any Interests tendered pursuant to the Offer; and (b) to amend the Offer.  If the Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Members.

The Fund may amend, suspend or postpone the Offer under the following circumstances: (i) for any period during which an emergency exists as a result of which it is not reasonably practicable for the Fund to dispose of securities it owns or to determine the value of the Fund’s nets assets; (ii) for any other periods that the Securities and Exchange Commission (the “SEC”) permits by order for the protection of Members; or (iii) under such other unusual circumstances as the Board of Directors deems advisable for the benefit of the Fund and its Members.

6

9.           CERTAIN INFORMATION ABOUT THE FUND.

The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified management investment company.  It is organized as a Delaware limited liability company.  Subscriptions for Interests of the Fund were first accepted for investment as of July 1, 2009.  The principal office of the Fund is located at 201 East Fifth Street, Suite 1600, Cincinnati, Ohio 45202 and the telephone number is 888-268-0333.  Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the LLC Agreement.

None of the Fund, the Adviser or the Board of Directors has any plans or proposals that relate to or would result in:  (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (2) any purchase, sale or transfer of a material amount of assets of the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the present Board of Directors or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of members of the Board of Directors, or to fill any existing vacancy on the Board of Directors or to change any material term of the employment contract of any executive officer; (5) any other material change in the Fund’s corporate structure or business, including any plans or proposals to make any changes in its investment policies, for which a vote would be required by Section 13 of the 1940 Act; (6) the acquisition by any person of additional Interests (other than the Fund’s intention to accept subscriptions for Interests on the first day of each month and from time to time in the discretion of the Board of Directors), or the disposition of Interests (other than through periodic purchase offers, including the Offer); or (7) any changes in the LLC Agreement or other governing instruments or other actions that could impede the acquisition of control of the Fund.

Other than the acceptance of subscriptions as of  September 1, 2010, there have been no transactions involving Interests that were effected during the past 60 days by the Fund, the Adviser, any member of the Board of Directors or any person controlling the Fund, the Adviser or Board of Directors.

10.           CERTAIN FEDERAL INCOME TAX CONSEQUENCES.

The following discussion is a general summary of the federal income tax consequences of the purchase of Interests by the Fund for cash pursuant to the Offer.  Members should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Interests by the Fund pursuant to the Offer.

A Member who sells all or part of the Member's Interest to the Fund will generally recognize income or gain only to the extent the amount of cash received by the Member exceeds the Member's adjusted tax basis in the Member's entire Interest at that time.  The Member's adjusted tax basis in the Member's Interest will be reduced by the amount of any cash received by the Member from the Fund, and any excess of that cash over that basis will generally constitute capital gain for the Member.  It is possible, however, that Members might recognize some ordinary income by reason of the sale, under certain technical rules that apply to the extent a member disposes of the member's share of "unrealized receivables" of a limited liability company (as defined in Internal Revenue Code section 751).    No loss will be recognized by a Member on such a sale to the Fund, except that a Member who sells the Member's entire Interest to the Fund may recognize a capital loss at the time of the determination of the Post-Audit Payment to the extent the aggregate cash received, and to be received, by the Member is less than the Member's adjusted tax basis in the Interest.

11.           MISCELLANEOUS.

The Offer is not being made to, nor will tenders be accepted from, Members in any jurisdiction in which the Offer or its acceptance would not comply with the securities or other laws of such jurisdiction.  The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction.  However, the Fund reserves the right to exclude Members from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made.  The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

7

The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the SEC, which includes certain information relating to the Offer.  A free copy of such statement may be obtained by contacting UMBFS at the address and telephone number set out on the first page of the Letter of Transmittal or from the SEC’s internet web site, http://www.sec.gov.  A copy may be inspected and copied at, and, for a fee, may be obtained by mail from, the public reference office of the SEC at 100 F Street, N.E., Washington, DC 20549.

8

LETTER OF TRANSMITTAL

EXHIBIT C

LETTER OF TRANSMITTAL

Regarding Interests in

FEG ABSOLUTE ACCESS FUND LLC

Tendered Pursuant to the Offer to Purchase
Dated September 29, 2010

THIS LETTER OF TRANSMITTAL MUST BE
RECEIVED BY UMB FUND SERVICES, INC.
BY OCTOBER 27, 2010.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
AT 12:00 MIDNIGHT, EASTERN STANDARD TIME, ON OCTOBER 27, 2010,
UNLESS THE OFFER IS EXTENDED.

Complete This Letter Of Transmittal And Return To:

FEG Absolute Access Fund LLC
c/o UMB Fund Services, Inc.
803 W. Michigan Street
Milwaukee, WI 53233

Attention:  Tender Offer Administrator
Phone: (610) 548-2003
Fax:  (610) 566-2439

Letter of Transmittal Page 1 of 4

Ladies and Gentlemen:

The undersigned hereby tenders to FEG Absolute Access Fund LLC, a closed-end, non-diversified management investment company organized as a limited liability company  under the laws of the State of Delaware (the “Fund”), the limited liability company interest in the Fund or portion thereof (the “Interest”) held by the undersigned, described and specified below, on the terms and conditions set out in the Offer to Purchase, dated September 29, 2010 (the “Offer”), receipt of which is hereby acknowledged, and in this Letter of Transmittal.  THE OFFER AND THIS LETTER OF TRANSMITTAL ARE SUBJECT TO ALL THE TERMS AND CONDITIONS SET OUT IN THE OFFER, INCLUDING, BUT NOT LIMITED TO, THE ABSOLUTE RIGHT OF THE FUND TO REJECT ANY AND ALL TENDERS DETERMINED BY IT, IN ITS SOLE DISCRETION, NOT TO BE IN THE APPROPRIATE FORM.

The undersigned hereby sells to the Fund the Interest tendered pursuant to this Letter of Transmittal.  The undersigned warrants that it has full authority to sell the Interest tendered hereby and that the Fund will acquire good title to the Interest, free and clear of all liens, charges, encumbrances, conditional sales agreements or other obligations relating to this sale, and not subject to any adverse claim, when and to the extent the Interest is purchased by the Fund.  Upon request, the undersigned will execute and deliver any additional documents necessary to complete the sale in accordance with the terms of the Offer.

The undersigned recognizes that under certain circumstances set out in the Offer, the Fund may not be required to purchase the Interest tendered hereby.

The initial payment of the purchase amount for the Interest tendered by the undersigned will be made by wire transfer of the funds to an account designated by the undersigned in this Letter of Transmittal.

The “Post-Audit Payment” portion of the purchase amount, if any, as described in Section 7 of the Offer, will also be made by wire transfer of the funds to the undersigned’s account as provided herein.  The undersigned recognizes that the amount of the initial payment of the purchase amount for Interests will be based on the unaudited value of the Fund as of December 31, 2010, subject to an extension of the Offer as described in Section 8 of the Offer.  The Post-Audit Payment will be payable promptly after the completion of the Fund’s next annual audit.  It is anticipated that the annual audit of the Fund’s financial statements will be completed no later than 60 days after the fiscal year-end of the Fund.

All authority conferred or agreed to be conferred in this Letter of Transmittal will survive the death or incapacity of the undersigned and the obligation of the undersigned hereunder will be binding on the heirs, personal representatives, successors and assigns of the undersigned.  Except as stated in Section 6 of the Offer, this tender is irrevocable.

PLEASE FAX OR MAIL (VIA CERTIFIED MAIL, RETURN RECEIPT REQUESTED) TO:  FEG ABSOLUTE ACCESS FUND LLC, C/O UMB FUND SERVICES, INC., 803 W. MICHIGAN STREET, MILWAUKEE, WI 53233, ATTENTION:  TENDER OFFER ADMINISTRATOR (if by fax, please deliver an original, executed copy promptly thereafter).  FOR ADDITIONAL INFORMATION:  PHONE: (610) 548-2003 OR FAX: (610) 566-2439.

Letter of Transmittal Page 2 of 4

LETTER OF TRANSMITTAL

Tender Date: December 31, 2010

Tender Expiration Date: 12 Midnight ET, October 27, 2010

PARTS 1, 2, 3, AND 4 MUST BE COMPLETED FOR TENDER REQUEST TO BE IN GOOD ORDER FOR PROCESSING

PLEASE FAX OR MAIL TO:
FEG ABSOLUTE ACCESS FUND LLC UMB Fund Services 803 W. Michigan St., Ste A Milwaukee, WI 53233	FOR ADDITIONAL INFORMATION: PHONE: (610) 548-2003 FAX: (610) 566-2439

PLEASE CONTACT YOUR FINANCIAL INTERMEDIARY BEFORE SUBMITTING YOUR TENDER REQUEST.

PART 1 – NAME AND ADDRESS
FEG Account #:
Full Account Registration Line 1:
Full Account Registration Line 2:
Telephone Number:

Advisor Firm Name:
Advisor Rep Name
Advisor Telephone Number:

FOR CUSTODIAL ACCOUNTS ONLY (IRA, 401k, ETC.)
Custodial Account #:
Custodian Name:
Custodian Address:
Custodian City, State, Zip:
Custodian Telephone Number:

PART 2 – AMOUNT OF INTERESTS IN THE FUND BEING TENDERED:

[  ] Entire amount of Interests

[  ] Portion of Interests                                           $______________                                           or           ______________ Number of Interests

Letter of Transmittal Page 3 of 4

LETTER OF TRANSMITTAL

PART 3 – PAYMENT

PAYMENT GUIDELINES: Proceeds from tax deferred and tax exempt registration types are required to be returned to the custodian on record.

If you invest in the Fund through a financial intermediary, that financial intermediary may require alternate payment and/or delivery instructions, notwithstanding your request herein. Please contact your financial intermediary before submitting your tender request.

Please Deliver All Proceeds via Federal Wire to the Following:

Bank Name:
ABA Routing Number:
For Credit to:
Name(s) on Bank Account:
Bank Account Number:
For Further Credit to:
Name(s) on Investors Account:
Investor Account Number at Broker:

HOLDBACK PAYMENTS: Holdback payments will be delivered after the Fund’s audit is complete at the end of the Fiscal Year to the same wire instruction the tender proceeds are delivered to. If alternate payment instructions are needed for the holdback, please contact UMB Fund Services at the (610) 548-2003 for instructions.

PART 4 - SIGNATURE(S)

Signature	Print Name of Authorized Signatory (and Title if applicable) Date

Signature	Print Name of Authorized Signatory (and Title if applicable) Date

Signature	Print Name of Authorized Signatory (and Title if applicable) Date

PLEASE CONTACT YOUR FINANCIAL INTERMEDIARY BEFORE SUBMITTING YOUR TENDER REQUEST.

Letter of Transmittal Page 4 of 4

TO CANCEL TENDER PREVIOUSLY SUBMITTED

ONLY COMPLETE THIS FORM IF YOU WISH TO CANCEL THE INSTRUCTIONS
YOU SUBMITTED ON YOUR LETTER OF TRANSMITTAL.

EXHIBIT D

ONLY COMPLETE THIS FORM IF YOU WISH TO CANCEL THE INSTRUCTIONS

YOU SUBMITTED ON YOUR LETTER OF TRANSMITTAL

NOTICE OF WITHDRAWAL OF TENDER

Regarding Interests in

FEG ABSOLUTE ACCESS FUND LLC

Tendered Pursuant to the Offer to Purchase
Dated September 29, 2010

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
AT, AND THIS NOTICE OF WITHDRAWAL MUST BE
RECEIVED BY UMB FUND SERVICES, INC. BY,
12:00 MIDNIGHT, EASTERN STANDARD TIME, ON OCTOBER 27, 2010,
UNLESS THE OFFER IS EXTENDED.

Complete This Notice of Withdrawal And Return To:

FEG Absolute Access Fund LLC
c/o UMB Fund Services, Inc.
803 W. Michigan Street
Milwaukee, WI 53233

Attention:  Tender Offer Administrator
Phone:  (610) 548-2003
Fax:  (610) 566-2439

Cancel Tender Page 1of 2

Ladies and Gentlemen:

The undersigned wishes to withdraw the tender of its limited liability company interest in FEG Absolute Access Fund LLC (the “Fund”), or the tender of a portion of such interest, for purchase by the Fund that previously was submitted by the undersigned in a Letter of Transmittal dated ____________.

Such tender was in the amount of:

☐    The undersigned’s entire limited liability company interest.

☐    A portion of the undersigned’s limited liability company interest expressed as a specific dollar value.

$_______________________

The undersigned recognizes that upon the submission on a timely basis of this Notice of Withdrawal of Tender, properly executed, the interest in the Fund (or portion of such interest) previously tendered will not be purchased by the Fund upon expiration of the tender offer described above.

SIGNATURE(S):

FOR INDIVIDUAL INVESTORS AND JOINT TENANTS:	FOR OTHER INVESTORS:

Signature (SIGNATURE OF OWNER(S) EXACTLY AS APPEARED ON SUBSCRIPTION AGREEMENT)	Print Name of Investor

Print Name of Investor	Signature (SIGNATURE OF OWNER(S) EXACTLY AS APPEARED ON SUBSCRIPTION AGREEMENT)

Joint Tenant Signature if necessary (SIGNATURE OF OWNER(S) EXACTLY AS APPEARED ON SUBSCRIPTION AGREEMENT)	Print Name of Signatory and Title

Print Name of Joint Tenant	Co-signatory if necessary (SIGNATURE OF OWNER(S) EXACTLY AS APPEARED ON SUBSCRIPTION AGREEMENT)

Print Name and Title of Co-signatory
Date:______________

Cancel Tender Page 2 of 2

EXHIBIT E

FORMS OF LETTERS FROM THE FUND TO MEMBERS IN CONNECTION WITH ACCEPTANCE OF OFFERS OF TENDER

        [______ __, 20__]

Dear Member:

FEG Absolute Access Fund LLC (the “Fund”) has received and accepted for purchase your tender of all or a part of your limited liability company interest in the Fund (your “Interest”).

If you have tendered and the Fund has purchased all or part of your Interest, you are entitled to receive a non-interest bearing, non-transferable promissory note by the Fund entitling you to an amount equal to 100% of the unaudited net asset value of your capital account (or portion thereof) being repurchased, determined as of December 31, 2010 (unless the repurchase date of the Interests in the Fund has changed) (the “Repurchase Date”).  The note will entitle you to a cash payment, which will be wire transferred to the account designated by you in your Letter of Transmittal, within 30 days after the Repurchase Date, or ten business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from the Portfolio Funds, whichever is later (either such date, a “Payment Date”).

Notwithstanding the foregoing, if you have requested the repurchase of 90% or more of the Interest held by you, you are entitled to receive (i) a non-interest bearing, non-transferable promissory note, which need not bear interest, in an amount equal to 90% of the estimated unaudited net asset value of your capital account (or portion thereof) being repurchased, determined as of the Repurchase Date, which will be paid on or prior to the Payment Date; and (ii) a promissory note entitling the holder thereof to the balance of the proceeds, to be paid within 30 days following the completion of the Fund’s next annual audit, which is expected to be completed by the end of May 2011.

If you are tendering only a portion of your Interest, you remain a Member of the Fund with respect to the portion of your Interest that you did not tender.

Should you have any questions, please feel free to contact the Tender Offer Administrator at UMB Fund Services, Inc. at (610) 548-2003.

Sincerely,

FEG Absolute Access Fund LLC

        [______ __, 20__]

Dear Member:

Enclosed is a statement showing the breakdown of your capital withdrawal resulting from our purchase of your interest in FEG Absolute Access Fund LLC (the “Fund”).

Because you have tendered and the Fund has purchased all or part of your Interest, you have received a promissory note entitling you to a payment in an amount equal to 100% of the unaudited net asset value of your capital account (or portion thereof) being repurchased, determined as of December 31, 2010.  A cash payment in this amount has been wire transferred to the account designated by you in your Letter of Transmittal.

Notwithstanding the foregoing, if you requested the repurchase of 90% or more of the Interest held by you, you have received (i) a cash payment in an amount equal to 90% of the estimated unaudited net asset value of your capital account (or portion thereof) being repurchased, determined as of December 31, 2010; and (ii) a promissory note entitling the holder thereof to the balance of the proceeds, to be paid within 30 days following the completion of the Fund’s next annual audit, which is expected to be completed by the end of May 2011.

Should you have any questions, please feel free to contact the Tender Offer Administrator at UMB Fund Services, Inc. at (610) 548-2003.

Sincerely,

FEG Absolute Access Fund LLC

Enclosure

2